FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group to Webcast Investor Day

BRUSSELS, Belgium, November 21, 2007 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, will webcast the Investor Day it will organize for analysts and investors in Belgium (Brussels) on Thursday, November 29, 2007.

The presentations on November 29, 2007 will begin at 8:30 a.m. CET (2:30 a.m. EST), and will be broadcast live over the internet at www.delhaizegroup.com.

A replay of the webcasts will be available at the same website.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. At the end of September 2007, Delhaize Group’s sales network consisted of 2,509 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in revenues and EUR 351.9 million (USD 441.8 million) in net profit. Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

CONTACTS

Guy Elewaut:	+ 32 2 412 29 48
Geert Verellen:	+ 32 2 412 83 62
Geoffroy d’Oultremont:	+ 32 2 412 83 21
Liesbeth Driesen:	+ 32 2 412 86 69
Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: November 21, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President